Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated March 7, 2011, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the
Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by
Wells Fargo Securities, LLC (the "Dealer Manager") or one or
more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.
at
$24.25 Net Per Share in Cash
by
SENTINEL ACQUISITION CORPORATION
a direct wholly owned subsidiary of
SENTINEL ACQUISITION HOLDINGS INC.
and an affiliate of
ARES CORPORATE OPPORTUNITIES FUND III, L.P.

Sentinel Acquisition Corporation, a Delaware corporation ("Purchaser"), and a direct wholly owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware corporation ("Parent"), is making an offer to purchase for cash all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Global Defense Technology & Systems, Inc., a Delaware corporation (the "Company"), at a price of $24.25 per Share, net to the seller in cash, without interest and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2011 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal that accompanies the Offer to Purchase (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer").

THE OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 1, 2011, UNLESS PURCHASER EXTENDS THE PERIOD DURING WHICH THE OFFER IS OPEN IN ACCORDANCE WITH THE MERGER AGREEMENT (AS DEFINED BELOW) (SUCH DATE, INCLUDING ANY SUCH EXTENSIONS, THE "EXPIRATION DATE"). SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE AND, UNLESS PREVIOUSLY ACCEPTED FOR PAYMENT BY PURCHASER PURSUANT TO THE OFFER, MAY ALSO BE WITHDRAWN AT ANY TIME AFTER MAY 6, 2011.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of March 2, 2011 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Offer is conditioned upon, among other things:

    (i)
    the satisfaction of the Minimum Tender Condition (as defined below); and

    (ii)
    the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

The term "Minimum Tender Condition" is defined in Section 15—"Certain Conditions of the Offer" of the Offer to Purchase and generally requires that the number of outstanding Shares which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with any other Shares then beneficially owned by Parent or Purchaser (if any), represent at least a majority of the Shares then outstanding (determined on a fully diluted basis after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof (other than the Top-Up Option (as defined in the Offer to Purchase)).

There is no financing condition to the Offer and we will pay for the entire purchase price in cash.

The Merger Agreement provides that Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $24.25 in cash, without any interest and less any required withholding taxes except for (i) Shares owned by the Company or any of its wholly owned subsidiaries (or held in the Company's treasury) or owned by Parent or Purchaser, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company's stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware.

The Board of Directors of the Company (the "Company Board") has (i) authorized and approved the execution, delivery and performance of the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the merger of Purchaser with and into the Company, with the Company as the surviving corporation (the "Merger") and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions"), (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the other Transactions are advisable and fair to and in the best interests of the Company and the stockholders of the Company, and (iv) recommended that the holders of Shares accept the Offer tender their Shares pursuant to the Offer and vote in favor of the adoption of the Merger Agreement if approval of the Company's stockholders is required by applicable Law.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with Wells Fargo Bank, N.A. (the "Depositary"), which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights (as further described in the Offer to Purchase under Section 4—"Withdrawal Rights") and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder the "Exchange Act").

The Offer will expire at 11:59 p.m., New York City time, on Friday, April 1, 2011, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires.

The Merger Agreement provides that Purchaser may, upon the mutual written consent of the Parent, Purchaser and Company (each in its sole discretion), extend the Offer on one or more occasions for a period of not more than 10 business days each if, at any then scheduled expiration date of the Offer, all of the conditions to our obligation to accept for payment and pay for the Shares validly tendered and not properly withdrawn pursuant to the Offer (the "Offer Conditions") have been satisfied, but the Shares that have been validly tendered and not validly withdrawn pursuant to the Offer, considered together with all other Shares owned by Parent and Purchaser (if any), shall constitute less than 90% of the outstanding Shares.

Subject to Purchaser's, Parent's and the Company's termination rights as described in the Offer to Purchase under Section 11—"The Transaction Agreements", the Merger Agreement further provides that Purchaser must extend the Offer for one or more periods of up to 10 business days each (or for such longer period as may be jointly agreed to by Purchaser and the Company) if, at any then scheduled expiration date of the Offer, any of the Offer Conditions are not satisfied or, if permitted under the Merger Agreement, waived. We will not, however, be required to extend the Offer beyond the Outside Date. The "Outside Date" is May 31, 2011.

Subject to Purchaser's, Parent's and the Company's termination rights as described in the Offer to Purchase under Section 11—"The Transaction Agreements", the Merger Agreement also provides that Purchaser is required to extend the Offer for any period or periods required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") (or its staff) applicable to the Offer. However, Purchaser will not be permitted or required to extend the Offer beyond the Outside Date.

If all of the Offer Conditions are satisfied but the number of Shares that have been validly tendered and not withdrawn in the Offer and accepted for payment, together with any Shares then owned by Parent or us (if any), is less than ninety percent (90%) of the outstanding Shares, we may (in our sole discretion) make available one or more "subsequent offering periods" (each a "Subsequent Offering Period"), in accordance with Rule 14d-11 of the Exchange Act, of not less than ten business days and not more than twenty business days in the aggregate for all subsequent offering periods.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 6, 2011. If the initial offering period has expired and Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. A subsequent offering period would be an additional period of time of not less than 10 business days nor more than 20 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date, during which shareholders may tender Shares not tendered in the Offer.

Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase Under Section 3—"Procedures for Accepting the Offer and Tendering Shares"), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase under Section 3—"Procedures for Accepting the Offer and Tendering Shares" below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

The receipt of cash for Shares in the Offer and the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5—"Certain United States Federal Income Tax Consequences" of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Questions or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
Stockholders and All Others, Call Toll-Free: (800) 488-8095
Email: tender@dfking.com

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC
375 Park Avenue, 4th Floor
New York, NY 10152
Toll Free: (800) 532-2916

March 7, 2011